EXHIBIT 21

Subsidiaries of eOn Communications Corporation

Name of Entity	State/Jurisdiction of Incorporation

Cortelco Systems Holding Corp.	Delaware

Cortelco, Inc.	Delaware

Cortelco Systems Puerto Rico, Inc.	Commonwealth of Puerto Rico

Inventergy Merger Sub, Inc.	Delaware

eOn Communications Systems, Inc.	Delaware